Exhibit 99.1
Brookfield Infrastructure Corporation
Interim Report Q3 2023
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD INFRASTRUCTURE CORPORATION
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

Brookfield Infrastructure Corporation (our “company”) owns and operates high quality, essential, long-life assets that generate stable cash flows and require relatively minimal maintenance capital expenditures. Our current operations consist of utilities businesses in South America and Europe as well as a global intermodal logistics operation.

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS	Notes	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	4	$241	$445
Financial assets	4	99	57
Accounts receivable and other	4	1,275	499
Due from Brookfield Infrastructure	4, 14	1,292	566
Current assets		2,907	1,567
Property, plant and equipment	5	13,780	4,718
Intangible assets	6	3,658	2,847
Investments in associates	7	—	428
Goodwill	8	1,737	518
Financial assets	4	99	40
Other assets	3	1,393	17
Deferred income tax asset		40	43
Total assets		$23,614	$10,178

Liabilities and Equity
Liabilities
Accounts payable and other	4	$1,303	$781
Non-recourse borrowings	4, 9, 14	1,312	328
Financial liabilities	4, 10	74	72
Loans payable to Brookfield Infrastructure	4, 14	26	26
Exchangeable and class B shares	4, 10	3,875	3,426
Current liabilities		6,590	4,633
Non-recourse borrowings	4, 9	10,709	4,249
Financial liabilities	4, 10	10	—
Other liabilities		322	119
Deferred income tax liability		2,013	1,538
Total liabilities		19,644	10,539

Equity
Brookfield Infrastructure Partners L.P.	13	(315)	(1,119)
Non-controlling interest		4,285	758
Total equity		3,970	(361)
Total liabilities and equity		$23,614	$10,178

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

2 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2023	2022	2023	2022
Revenues	11	$551	$454	$1,586	$1,394
Direct operating costs	5, 6, 12	(146)	(121)	(442)	(386)
General and administrative expenses		(16)	(17)	(49)	(54)
		389	316	1,095	954
Interest expense	10, 15	(162)	(147)	(476)	(392)
Share of (losses) earnings from investments in associates	7	(24)	8	(20)	4
Remeasurement of exchangeable and class B shares	10	917	257	309	516
Mark-to-market and foreign currency revaluation	4	(14)	(44)	(2)	38
Other (expense) income		(2)	12	24	26
Income before income tax		1,104	402	930	1,146
Income tax (expense) recovery
Current		(93)	(53)	(262)	(253)
Deferred		(2)	(18)	(8)	64
Net income		$1,009	$331	$660	$957

Attributable to:
Brookfield Infrastructure Partners L.P.		$913	$229	$338	$529
Non-controlling interest		96	102	322	428
1.Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33 Earnings per share.

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q3 2023 Interim Report 3

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2023	2022	2023	2022
Net income		$1,009	$331	$660	$957
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(52)	(174)	67	(320)
Cash flow hedges	4	—	(70)	(12)	(73)
Taxes on the above items		7	15	12	16
Share of (losses) income from investments in associates	7	(24)	24	(27)	28
Total other comprehensive (loss) income		(69)	(205)	40	(349)
Comprehensive income		$940	$126	$700	$608

Attributable to:
Brookfield Infrastructure Partners L.P.		$873	$96	$362	$260
Non-controlling interests		67	30	338	348
The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

4 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at July 1, 2023	$53	$326	$(2,379)	$370	$(1,630)	$866	$(764)
Net income	—	913	—	—	913	96	1,009
Other comprehensive loss	—	—	—	(40)	(40)	(29)	(69)
Comprehensive income (loss)	—	913	—	(40)	873	67	940
Share issuance	339	—	—	—	339	—	339
Distributions to non-controlling interest	—	—	—	—	—	(282)	(282)
Acquisition of subsidiaries(1)	—	—	—	—	—	3,737	3,737
Other items	—	103	—	—	103	(103)	—
Balance as at September 30, 2023	$392	$1,342	$(2,379)	$330	$(315)	$4,285	$3,970
1.Refer to Note 3, Acquisition of Businesses, for further details.

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at July 1, 2022	$53	$107	$(2,379)	$256	$(1,963)	$885	$(1,078)
Net income	—	229	—	—	229	102	331
Other comprehensive loss	—	—	—	(133)	(133)	(72)	(205)
Comprehensive income (loss)	—	229	—	(133)	96	30	126
Distributions to non-controlling interest	—	—	—	—	—	(276)	(276)
Balance as at September 30, 2022	$53	$336	$(2,379)	$123	$(1,867)	$639	$(1,228)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

Q3 2023 Interim Report 5

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2023 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net income	—	338	—	—	338	322	660
Other comprehensive income	—	—	—	24	24	16	40
Comprehensive income	—	338	—	24	362	338	700
Share issuance	339	—	—	—	339	—	339
Distributions to non-controlling interest	—	—	—	—	—	(445)	(445)
Acquisition of subsidiaries(1)	—	—	—	—	—	3,737	3,737
Other items	—	103	—	—	103	(103)	—
Balance at September 30, 2023	$392	$1,342	$(2,379)	$330	$(315)	$4,285	$3,970
1.Refer to Note 3, Acquisition of Businesses, for further details.

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022 $US MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income	Brookfield Infrastructure Partners L.P.	Non-controlling interest	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net income	—	529	—	—	529	428	957
Other comprehensive loss	—	—	—	(269)	(269)	(80)	(349)
Comprehensive income (loss)	—	529	—	(269)	260	348	608
Distributions to non-controlling interest	—	—	—	—	—	(412)	(412)
Balance as at September 30, 2022	$53	$336	$(2,379)	$123	$(1,867)	$639	$(1,228)

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.

6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Notes	2023	2022	2023	2022
Operating Activities
Net income		$1,009	$331	$660	$957
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	7	24	1	23	22
Depreciation and amortization expense	5, 6, 12	59	51	171	159
Mark-to-market and other	4	37	51	32	(3)
Remeasurement of exchangeable and class B shares	10	(917)	(257)	(309)	(516)
Deferred income tax expense (recovery)		2	18	8	(64)
Changes in non-cash working capital, net	15	(20)	19	(136)	14
Cash from operating activities		194	214	449	569

Investing Activities
Investments in associates	7	—	—	—	(455)
Disposal of investments in associates	7	435	—	435	—
Purchase of long-lived assets, net of disposals	5, 6	(122)	(122)	(381)	(375)
Purchase of financial assets and other		(53)	—	(57)	(71)
Acquisition of subsidiaries, net of cash acquired	3	(3,086)	—	(3,086)	—
Cash used by investing activities		(2,826)	(122)	(3,089)	(901)

Financing Activities
Distributions to non-controlling interest		(282)	(276)	(445)	(412)
Capital provided by non-controlling interest	3	2,911	—	2,911	—
Proceeds from non-recourse borrowings	9	161	262	931	1,308
Repayment of non-recourse borrowings	9	(77)	(266)	(553)	(277)
Loans and repayments from Brookfield Infrastructure	14	614	—	715	595
Loans and repayments to Brookfield Infrastructure	14	(816)	(46)	(1,153)	(106)
Other financing activities		16	—	16	—
Settlement of deferred consideration		—	—	—	(1,037)
Cash from (used by) financing activities		2,527	(326)	2,422	71

Cash and cash equivalents
Change during the period		(105)	(234)	(218)	(261)
Impact of foreign exchange on cash		(10)	(13)	14	57
Balance, beginning of period		356	512	445	469
Balance, end of period		$241	$265	$241	$265

The accompanying notes are an integral part of the unaudited interim condensed and consolidated financial statements.
Q3 2023 Interim Report 7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
1. ORGANIZATION AND DESCRIPTION OF OUR COMPANY
Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation, formerly Brookfield Asset Management Inc., is our company’s ultimate parent. Brookfield Corporation and any affiliate of Brookfield Corporation, other than our group, are referred to collectively as “Brookfield” and, unless the context otherwise requires, includes Brookfield Asset Management Ltd. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
These unaudited interim condensed and consolidated financial statements (“interim financial statements”) of our company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies our company applied in its consolidated financial statements as of and for the year-ended December 31, 2022 (“consolidated financial statements”). The accounting policies that our company applied in its consolidated financial statements are disclosed in Note 3 of such financial statements, of which reference should be made in reading these interim financial statements.
These interim financial statements were authorized for issuance by the Board of Directors of our company on November 13, 2023.
b)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our interim financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements. As disclosed in our consolidated financial statements, our company uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated. In addition, the impairment assessment of investments in associates requires estimation of the recoverable amount of the investment.
c)Recently adopted accounting standards
Our company applied, for the first time, certain new applicable standards that became effective January 1, 2023. The impact of these amendments on our company’s accounting policies are as follows:
Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies
Our company adopted Amendments to IAS 1 - Making Materiality Judgements - Disclosure of Accounting Policies, effective January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The adoption did not have a significant impact on our company’s financial reporting.
8 Brookfield Infrastructure Corporation

International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, the IASB issued amendments to IAS 12 - Income Taxes to give entities temporary mandatory relief from accounting for deferred taxes arising from Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. Our company has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
3. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023
a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$350
Exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,862
Property, plant and equipment	8,754
Intangible assets	750
Goodwill	1,192
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(447)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156
1.The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our company is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
2.Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
3.Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, the remaining balance represents the interest not acquired by our company, measured at fair value at the acquisition date.

The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
Q3 2023 Interim Report 9

Supplemental Information
Had the acquisition of Triton been effective January 1, 2023, the revenue and net income of our company would have increased by approximately $1,183 million and $378 million, respectively, for the nine-month period ended September 30, 2023. As the acquisition of Triton closed on September 28, 2023, the impact of the acquisition on our consolidated statements of operating results for the three and nine-month periods ended September 30, 2023 was not material.
In determining the pro-forma revenue and net income attributable to the partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of our company after the business combination.
4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed and consolidated statements of financial position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

10 Brookfield Infrastructure Corporation

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at September 30, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$241	$241
Accounts receivable and other (current and non-current)	—	2,522	2,522
Financial assets (current and non-current)(1)	198	—	198
Due from Brookfield Infrastructure	—	1,292	1,292
Total	$198	$4,055	$4,253

Financial liabilities
Accounts payable and other (current and non-current)	$—	$1,027	$1,027
Non-recourse borrowings (current and non-current)	—	12,021	12,021
Exchangeable and class B shares(2)	—	3,875	3,875
Financial liabilities (current and non-current)(1)	84	—	84
Loans payable to Brookfield Infrastructure	—	26	26
Total	$84	$16,949	$17,033
1.Derivative instruments which are elected for hedge accounting totaling $145 million are included in financial assets and $84 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 13, Equity.
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$445	$445
Accounts receivable and other (current and non-current)	—	441	441
Financial assets (current and non-current)(1)	97	—	97
Due from Brookfield Infrastructure	—	566	566
Total	$97	$1,452	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$—	$589	$589
Non-recourse borrowings (current and non-current)	—	4,577	4,577
Exchangeable and class B shares(2)	—	3,426	3,426
Financial liabilities(1)	72	—	72
Loans payable to Brookfield Infrastructure	—	26	26
Total	$72	$8,618	$8,690
1.Derivative instruments which are elected for hedge accounting totaling $97 million are included in financial assets and $72 million are included in financial liabilities.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity. See Note 13, Equity.
Q3 2023 Interim Report 11

The following table provides the carrying values and fair values of financial instruments as at September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$241	$241	$445	$445
Accounts receivable and other	2,522	2,522	441	441
Financial assets (current and non-current)	198	198	97	97
Due from Brookfield Infrastructure	1,292	1,292	566	566
Total	$4,253	$4,253	$1,549	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$1,027	$1,027	$589	$589
Non-recourse borrowings (current and non-current)(1)	12,021	11,534	4,577	4,303
Exchangeable and class B shares(2)	3,875	3,875	3,426	3,426
Financial liabilities (current and non-current)	84	84	72	72
Loans payable to Brookfield Infrastructure	26	26	26	26
Total	$17,033	$16,546	$8,690	$8,416
1.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
2.Class C shares are also classified as financial liabilities due to their cash redemption feature. However, the class C shares meet certain qualifying criteria and are presented as equity.
Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month period ended September 30, 2023, pre-tax net unrealized losses of $nil and $12 million, respectively (2022: losses of $70 million and $73 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2023, there was a net derivative asset balance of $61 million relating to derivative contracts designated as cash flow hedges (December 31, 2022: asset balance of $25 million).
12 Brookfield Infrastructure Corporation

Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’ financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2023	December 31, 2022
Interest rate swaps & other	Level 2(1)
Financial assets		$145	$97
Financial liabilities		84	72
Other instruments	Level 3(2)
Financial assets		$53	$—
1.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
2.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
During the nine-month period ended September 30, 2023, no transfers were made between level 1 and 2 or level 2 and 3.
Q3 2023 Interim Report 13

5. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2022	$3,935	$(673)	$1,541	$4,803
Additions, net of disposals	435	5	—	440
Non-cash additions	7	(4)	—	3
Depreciation expense	—	(110)	—	(110)
Fair value adjustments	—	—	100	100
Net foreign currency exchange differences	(430)	75	(163)	(518)
Balance at December 31, 2022	$3,947	$(707)	$1,478	$4,718
Additions, net of disposals	350	8	—	358
Acquisitions through business combinations(1)	8,754	—	—	8,754
Non-cash additions	5	(4)	—	1
Depreciation expense	—	(91)	—	(91)
Net foreign currency exchange differences	31	(5)	14	40
Balance at September 30, 2023	$13,087	$(799)	$1,492	$13,780
1.Refer to Note 3, Acquisition of Businesses, for further details.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022. Our company determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
6. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Cost	$4,550	$3,629
Accumulated amortization	(892)	(782)
Total	$3,658	$2,847
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Brazilian regulated gas transmission operation	$2,883	$2,816
Global intermodal logistics operation(1)	750	—
U.K. regulated distribution operation	25	31
Total	$3,658	$2,847
1.Refer to Note 3, Acquisition of Businesses, for further details.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12 month period ended December 31, 2022
Cost at beginning of the period	$3,629	$3,332
Additions, net of disposals	23	81
Acquisitions through business combinations(1)	750	—
Foreign currency translation	148	216
Ending Balance	$4,550	$3,629
1.Refer to Note 3, Acquisition of Businesses, for further details.
14 Brookfield Infrastructure Corporation

The following table presents the accumulated amortization for our company’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12 month period ended December 31, 2022
Accumulated amortization at beginning of the period	$(782)	$(645)
Amortization	(80)	(101)
Foreign currency translation	(30)	(36)
Ending Balance	$(892)	$(782)
7. INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

US$ MILLIONS	For the nine-month period ended September 30, 2023	For the 12 month period ended December 31, 2022
Balance at the beginning of the period	$428	$—
Acquisitions	—	455
Share of (losses) earnings for the period	(20)	4
Foreign currency translation and other	25	(25)
Share of other comprehensive (loss) income	(27)	27
Distributions	(3)	(33)
Disposition of interest	(403)	—
Ending Balance	$—	$428
In February 2022, our company acquired a 7.9% interest in an Australian regulated utility, AusNet Services Ltd (“AusNet”) for $455 million. Based on our ownership interest and governance rights retained, our company equity accounted for the entity. On August 31, 2023, our company sold its interest for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Financial position:
Total assets	$—	$13,541
Total liabilities	—	(8,018)
Net assets	$—	$5,523

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Financial performance:
Total revenue	$287	$392	$1,008	$913
Total net income for the period(1)	47	105	99	53
Our company’s share of net income(2)	$(24)	$8	$(20)	$4
1.Total net income for the nine-month period ended September 30, 2022 includes acquisition-related transaction costs of $105 million.
2.Our company’s share of net income for the three and nine-month periods ended September 30, 2023 includes $28 million of accumulated currency translation losses which were reclassified from accumulated other comprehensive income to the consolidated statement of operating results on disposition of our company’s interest in AusNet.
Q3 2023 Interim Report 15

8. GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Balance at beginning of the period	$518	$489
Acquisitions through business combinations(1)	1,192	—
Foreign currency translation and other	27	29
Ending Balance	$1,737	$518
1.Refer to Note 3, Acquisition of Businesses, for further details
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units, including allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. There were no impairment indicators noted during the nine-month period ended September 30, 2023.
9. BORROWINGS
Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Current	$1,312	$328
Non-current	10,709	4,249
Total	$12,021	$4,577
Non-recourse borrowings have increased by $7,444 million since year-end. The increase is primarily attributable to approximately $7 billion of borrowings related to the acquisition of our global intermodal logistics operation in September and incremental net borrowings of approximately $0.4 billion. Refer to Note 14, Related Party Transactions, for further details on our related party debt.
10. FINANCIAL LIABILITIES

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Current:
Interest rate swaps	$74	$72
Total current financial liabilities	$74	$72

Non-current:
Interest rate swaps	$10	$—
Total non-current financial liabilities	$10	$—
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Limited (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the nine-month period ended September 30, 2023, our company issued 145,865 exchangeable shares in connection with exchange requests from BIPC Exchange LP unit holders. Upon issuance, the exchangeable shares were recognized at their fair value.
16 Brookfield Infrastructure Corporation

During the nine-month period ended September 30, 2023, our shareholders exchanged 8,290 exchangeable shares for an equal number of partnership units. As at September 30, 2023, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $29.40 per share. Remeasurement gains or losses associated with these shares are recorded in the unaudited interim condensed and consolidated statements of operating results. Our company declared and paid dividends of $42 million and $127 million on its exchangeable shares outstanding during the three and nine-month period ended September 30, 2023, respectively (2022: $39 million and $118 million). Dividends paid on exchangeable shares are presented as interest expense in the unaudited interim condensed and consolidated statements of operating results.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses:

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2022	110,157,540	2	$4,466
Share issuance - BIPC exchangeable LP unit exchanges	427,643	—	19
Shares exchanged to units	(17,512)	—	(1)
Remeasurement of liability	—	—	(1,058)
Balance at December 31, 2022	110,567,671	2	$3,426
Share issuance(1)	21,094,441	—	751
Share issuance - BIPC exchangeable LP unit exchanges	145,865	—	7
Shares exchanged to units	(8,290)	—	—
Remeasurement of liability	—	—	(309)
Balance as at September 30, 2023	131,799,687	2	$3,875
1.Refer to Note 3, Acquisition of Businesses, for further details
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 13, Equity, for further details related to class C shares.
Q3 2023 Interim Report 17

11. REVENUE
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Gas Transmission	$394	$324	$1,115	$987
Distribution	97	82	289	259
Connections	52	42	149	127
Other	8	6	33	21
Total	$551	$454	$1,586	$1,394
During the three and nine-month period ended September 30, 2023, revenues benefited from inflationary tariff increases and capital commissioned into rate base.
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Brazil	$394	$324	$1,115	$987
United Kingdom	157	130	471	407
Total	$551	$454	$1,586	$1,394
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the three and nine-month period ended September 30, 2023, revenue generated from this customer was $394 million and $1,115 million, respectively (2022: $324 million and $987 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
12. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and nine-month periods ended September 30, 2023, and 2022.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Depreciation and amortization	$59	$51	$171	$159
Transportation and distribution	42	37	139	117
Compensation	20	14	55	44
Operations and maintenance	15	12	51	41
Other	9	6	22	20
Cost of inventory	1	1	4	5
Total	$146	$121	$442	$386

18 Brookfield Infrastructure Corporation

13. EQUITY
Our company’s equity is comprised of the following shares:

	Class C shares
	Shares outstanding (Shares)(1)	Share capital (US$ Millions)
Balance at January 1, 2022	2,103,677	$53
Share issuance	—	—
Balance at December 31, 2022	2,103,677	$53
Share issuance	9,013,983	339
Balance at September 30, 2023	11,117,660	$392
1.Shares outstanding have been adjusted to effect for the change in shares due to the stock split. See Note 10, Financial Liabilities.
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 10, Financial Liabilities, for further details related to exchangeable and class B shares.
In September 2023, our company issued 9 million class C shares to the partnership at $37.64 per share for a total value of $339 million.
14. RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million and $46 million for the three and nine-month periods ended September 30, 2023, respectively (2022: $16 million and $50 million, respectively) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2023, revenues of less than $1 million were generated (2022: less than $1 million) and $nil expenses were incurred (2022: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of September 30, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Q3 2023 Interim Report 19

Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at September 30, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at September 30, 2023, the balance outstanding on our deposit with Brookfield Infrastructure was $1,033 million (December 31, 2022: $566 million). As at September 30, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (December 31, 2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three and nine-month periods ended September 30, 2023 was less than $1 million (2022: less than $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three and nine-month periods ended September 30, 2023 was $5 million and $9 million, respectively.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three and nine-month periods ended September 30, 2023 was $5 million and $9 million, respectively.
As at September 30, 2023, our company had accounts payable of $288 million (December 31, 2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $303 million (December 31, 2022: $10 million) from subsidiaries of Brookfield Infrastructure. In addition, as at September 30, 2023, our company had accounts receivable of $31 million from subsidiaries and associates of Brookfield (December 31, 2022: $nil).
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.

20 Brookfield Infrastructure Corporation

15. SUPPLEMENTAL CASH FLOW INFORMATION

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Interest paid	$164	$144	$453	$347
Income taxes paid	$13	$16	$295	$258
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed and consolidated statements of cash flows. Interest paid is net of debt related hedges and includes dividends paid on our exchangeable shares classified as liabilities.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the unaudited interim condensed and consolidated statements of cash flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed and consolidated statements of cash flows are as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Accounts receivable	$(47)	$(20)	$(72)	$(64)
Accounts payable and other	27	39	(64)	78
Changes in non-cash working capital, net	$(20)	$19	$(136)	$14
Q3 2023 Interim Report 21

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Corporation (our “company”). This MD&A is dated November 13, 2023 and has been approved by the Board of Directors of our company for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this MD&A, pursuant to the authority delegated to it by the Board of Directors. The terms “we,” “us” and “our” refer to Brookfield Infrastructure Corporation, and our company’s direct and indirect operating entities as a group. This MD&A should be read in conjunction with our company’s most recently issued annual and interim financial statements. Additional information is available on our website at bip.brookfield.com/bipc, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov.
The class A exchangeable subordinate voting shares (each, an “exchangeable share”) of our company are structured with the intention of being economically equivalent to the non-voting limited partnership units (“units”) of Brookfield Infrastructure Partners L.P. (the “partnership”, the “parent company” or, collectively with its subsidiaries, but excluding our company, “Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to thoroughly review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, https://bip.brookfield.com is not incorporated into and does not form a part of this MD&A.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements (“interim financial statements”) are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Our interim financial statements include the accounts of our company and the entities over which it has control. Our company accounts for investments over which it exercises significant influence, but does not control, using the equity method. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
Overview of our Company
Our company is a Canadian corporation incorporated under, and governed by, the laws of British Columbia. We were established by the partnership to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. While our current operations consist of utilities located in the U.K. and Brazil, as well as a global intermodal logistics operation, shareholders have exposure to several other markets across the transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. While our company has the option to settle the exchange obligation with cash or units of the partnership, we intend to deliver units.

22 Brookfield Infrastructure Corporation

In September 2023, our company, alongside institutional partners, acquired a global intermodal logistics operation, Triton International Limited (“Triton”). Triton is the world’s largest owner and lessor of intermodal shipping containers and is a critical provider of global transport logistics infrastructure. The container leasing industry has high barriers to entry and is characterized by a small group of industry players. The size and scale of Triton’s global network differentiates it from competitors, making it the partner of choice for the world’s top 10 shipping lines that collectively account for approximately 85% of global shipping capacity.
Our business is now comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect our business to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
Our company, our subsidiaries and Brookfield Infrastructure (collectively, our “group”), target a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions.
Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution paid in March 2023. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.3825 per exchangeable share (or $1.53 per exchangeable share annualized), starting with the dividend paid in March 2023.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.

Q3 2023 Interim Report 23

RESULTS OF OPERATIONS
The acquisition of our global intermodal logistics operation closed on September 28, 2023 and therefore did not have a material impact on our results from operations during the three and nine-month periods ended September 30, 2023. The following table summarizes the key financial results of our company for the three and nine-month periods ended September 30, 2023 and 2022:

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
Summary Statements of Operating Results	2023	2022	2023	2022
Revenues	$551	$454	$1,586	$1,394
Direct operating costs	(146)	(121)	(442)	(386)
Interest expense	(162)	(147)	(476)	(392)
Share of (losses) earnings from investments in associates	(24)	8	(20)	4
Remeasurement of exchangeable and class B shares	917	257	309	516
Income tax expense	(95)	(71)	(270)	(189)
Net income	1,009	331	660	957
Net income attributable to the partnership	913	229	338	529
Three-month periods ended September 30, 2023 and 2022
For the three-month period ended September 30, 2023, our company reported net income of $1,009 million, of which $913 million was attributable to the partnership. This compares to net income of $331 million for the three-month period ended September 30, 2022, of which $229 million was attributable to the partnership. Net income for the current quarter benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business, as well as remeasurement gains of $917 million recognized on our company’s exchangeable shares that are classified as liabilities under IFRS.
Total revenues increased by $97 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $41 million due to inflation-indexation. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $8 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $6 million compared to the prior year. Our revenues further benefited from the appreciation of the Brazilian real and British Pound which increased our revenues in U.S. dollars by $39 million relative to 2022.
Direct operating costs for the three-month period ended September 30, 2023 were $146 million, an increase of $25 million compared to the prior year. The increase was primarily due to inflation, organic growth, incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process, and the impact of foreign exchange.
Interest expense for the three-month period ended September 30, 2023 increased by $15 million to $162 million. The increase was primarily due to incremental borrowings at our U.K. regulated distribution business and an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to a 6% increase in our company’s quarterly dividend compared to the prior year. Results were further impacted by interest incurred on a loan agreement entered into with an affiliate of Brookfield in March 2023.
Remeasurement gains, which relate to the revaluation of our exchangeable shares classified as liabilities, were $917 million for the three-month period ended September 30, 2023, compared to $257 million in the prior year. The remeasurement gains reflect the decrease in market price of partnership units based on the NYSE closing price.
Income tax expense for the three-month period ended September 30, 2023 increased by $24 million compared to the prior year. This was primarily due to an increase in current taxes associated with higher earnings at our Brazilian regulated gas transmission business.

24 Brookfield Infrastructure Corporation

Nine-month periods ended September 30, 2023 and 2022
For the nine-month period ended September 30, 2023, our company reported net income of $660 million, of which $338 million was attributable to the partnership. This compares to a net income of $957 million for the nine-month period ended September 30, 2022, of which $529 million was attributable to the partnership. Net income for the current period benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. Remeasurement gains of $309 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, compared to $516 million for the nine-month period ended September 30, 2022.
Total revenues increased by $192 million relative to the same period during the prior year. Underlying gas transmission revenues in Brazil increased by $100 million due to inflation-indexation. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $32 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $24 million compared to the prior year. Revenues further benefited from the impact of foreign exchange which increased revenues in U.S. dollars by $22 million relative to 2022.
Direct operating costs for the nine-month period ended September 30, 2023 were $442 million, an increase of $56 million compared to the prior year. This was primarily due to inflation and organic growth, incremental depreciation on capital expenditures made over the last year and higher asset values as a result of our revaluation process.
Interest expense for the nine-month period ended September 30, 2023 was $476 million, an increase of $84 million compared to the same period in 2022. Incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022 and a higher average interest rate on our variable rate non-recourse borrowings during the nine-month period ended September 30, 2023 increased interest expense compared to the same period in the prior year. Current year results were further impacted by incremental borrowings at our U.K. regulated distribution business to fund capital expenditures, an increase in dividends paid on our exchangeable shares, classified as interest expense, and interest incurred on a loan agreement entered into with an affiliate of Brookfield in March 2023.
Remeasurement gains for the nine-month period ended September 30, 2023 were $309 million compared to $516 million in the prior year. The remeasurement gains reflect the decrease in market price of partnership units based on the NYSE closing price.
Income tax expense for the nine-month period ended September 30, 2023 was $270 million, an increase of $81 million compared to the prior year. Income tax in the prior year period benefited from the recognition of a deferred tax asset of $90 million at our Brazilian regulated gas transmission business, partially offset by the reversal of timing differences at our Brazilian regulated gas transmission business.
Summary of Quarterly Financial Information

	2023			2022				2021
US$ MILLIONS	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	551	538	497	492	454	479	461	414
Net income (loss)	1,009	(154)	(195)	662	331	842	(216)	(165)
Net income (loss) attributable to the partnership	913	(274)	(301)	565	229	673	(373)	(269)
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation, capital commissioned into rate based and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the three and nine-month period ended September 30, 2023, revaluation gains totaled $917 million and $309 million, respectively.
Q3 2023 Interim Report 25

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table summarizes the statements of financial position of our company as at September 30, 2023 and December 31, 2022:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	September 30, 2023	December 31, 2022
Cash and cash equivalents	$241	$445
Due from Brookfield Infrastructure	1,292	566
Property, plant and equipment	13,780	4,718
Intangible assets	3,658	2,847
Investment in associates	—	428
Total assets	23,614	10,178
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	3,875	3,426
Non-recourse borrowings	12,021	4,577
Total liabilities	19,644	10,539
Equity in net assets attributable to the partnership	(315)	(1,119)
Total equity	3,970	(361)
Total assets were $23.6 billion at September 30, 2023, compared to $10.2 billion at December 31, 2022. The acquisition of a global intermodal logistics operation, organic growth initiatives and the impact of foreign exchange increased consolidated assets by $13.1 billion. An increase in the amount due from Brookfield Infrastructure of $0.7 billion also contributed to the increase in total assets. These increases were partially offset by the disposition of our Australian regulated utility which decreased total assets by $0.4 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our last revaluation date for the measurement of property, plant and equipment, as well as the testing of intangible assets and goodwill for impairment, was December 31, 2022. Our valuation of property, plant and equipment is underpinned by regulated or long-term contracted cash flows. Our local revenues have been predominantly unimpacted by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Given the stable cash flows generated by our business, we believe the long-term value of these assets has not changed significantly from our most recent valuation.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Our company issued 21 million exchangeable shares associated with the acquisition of a global intermodal logistics operation in September 2023. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit. As at September 30, 2023, the shares were remeasured to reflect the NYSE closing price of one partnership unit, or $29.40 per share.
Non-recourse borrowings increased by $7.4 billion to $12.0 billion at September 30, 2023. The acquisition of our global intermodal logistics operation increased consolidated debt by approximately $7 billion. Borrowings at corporate and our U.K. regulated distribution business increased by $0.2 billion and $0.3 billion, respectively. These increases were partially offset by repayments at our Brazilian regulated gas transmission business of $0.1 billion.
Total equity was $4.0 billion as at September 30, 2023, compared to negative $0.4 billion at December 31, 2022. The increase was mainly due to the acquisition of our global intermodal logistics operation and remeasurement gains associated with our exchangeable shares classified as liabilities.
Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2023	December 31, 2022	Change	2023	2022	Change	2023	2022	Change
Brazilian real	0.1997	0.1917	4%	0.2049	0.1906	8%	0.1997	0.1947	3%
British pound	1.2199	1.2083	1%	1.2660	1.1766	8%	1.2446	1.2571	(1)%
Australian dollar	0.6435	0.6813	(6)%	0.6545	0.6832	(4)%	0.6688	0.7071	(5)%
26 Brookfield Infrastructure Corporation

The net assets of our U.K. regulated distribution business and our Brazilian regulated transmission business represent 77% and 23% of our equity in foreign subsidiaries as of September 30, 2023, respectively.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Brazilian real	$(22)	$(20)	$26	$14
British pound	(64)	(121)	15	(282)
Australian dollar	34	(33)	26	(52)
	$(52)	$(174)	$67	$(320)
Attributable to:
The partnership	$(24)	$(137)	$46	$(274)
Non-controlling interests	(28)	(37)	21	(46)
	$(52)	$(174)	$67	$(320)
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests, for the three and nine-month period ended September 30, 2023, was a decrease of $52 million and an increase of $67 million, respectively (2022: decrease of $174 million and $320 million, respectively). The decrease in equity during the three-month period was primarily due to the depreciation of the Brazilian real and British pound relative to the U.S. dollar, partially offset by the appreciation of the Australian dollar. The increase in equity during the nine-month period was due to the appreciation of all underlying currencies.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three-month period ended September 30, 2023, the average exchange rate of the Brazilian real and British pound appreciated relative to the U.S. dollar, while the average exchange rate of the Australian dollar depreciated relative to the U.S. dollar. During the nine-month period ended September 30, 2023, the average exchange rate of the Brazilian real appreciated relative to the U.S. dollar, while the average exchange rate of the British pound and Australian dollar depreciated relative to the U.S. dollar.
Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the three-month period ended September 30		For the nine-month period ended September 30
IFRS measures	2023	2022	2023	2022
Revenue	$4,487	$3,627	$12,961	$10,719
Net income	256	361	1,172	1,080

US$ MILLIONS	As of
IFRS measures	September 30, 2023	December 31, 2022
Total assets	$97,738	$72,969
Total liabilities	63,752	47,415
Total partnership capital	33,986	25,554
Q3 2023 Interim Report 27

LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at September 30, 2023 and 2022.
As of September 30, 2023, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

	As of
US$ MILLIONS	September 30, 2023	December 31, 2022
Cash	$94	$139
Credit facilities	366	172
Company liquidity	$460	$311
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As at September 30, 2023, our group’s total liquidity was $4,437 million (December 31, 2022: $5,087 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of September 30, 2023, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Non-recourse borrowing	15	$113	$1,498	$615	$2,553	$1,826	$6,237	$12,842

As discussed in the notes to our interim financial statements for the three-month period ended September 30, 2023, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
28 Brookfield Infrastructure Corporation

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of September 30, 2023, our company has $nil (December 31, 2022: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of September 30, 2023:

US$ MILLIONS	Equity Investment - US$
GBP	$1,557
BRL	469
$2,026
For additional information, see Note 4, Fair Value of Financial Instruments in our unaudited interim condensed and consolidated financial statements.
CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
i)Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses; and
ii)Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
Q3 2023 Interim Report 29

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
Growth and maintenance capital expenditures for the nine-month period ended September 30, 2023 were $306 million and $23 million, respectively (2022: $284 million and $23 million, respectively).
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2023	2022	2023	2022
Cash from operating activities	$194	$214	$449	$569
Cash used by investing activities	(2,826)	(122)	(3,089)	(901)
Cash from (used by) financing activities	2,527	(326)	2,422	71
Three-month period ended September 30, 2023 and 2022
Cash from operating activities
Cash from operating activities totaled $194 million during the three-month period ended September 30, 2023, compared to $214 million of cash generated from operating activities during the same period in the prior year. Current quarter operating cash flows decreased compared to the same period in the prior year. The benefits of inflation-indexation and capital commissioned into rate base were more than offset by an increase in interest paid on non-recourse borrowings and a decrease in working capital, primarily due to timing.
Cash used by investing activities
Cash used by investing activities was $2,826 million during the three-month period ended September 30, 2023, compared to cash used by investing activities of $122 million in the prior year. The increase in cash used by investing activities primarily relates the acquisition of our global intermodal logistics operation, partially offset by the sale of our 7.9% interest in an Australian regulated utility.
Cash from financing activities
Cash from financing activities was $2,527 million during the three-month period ended September 30, 2023, compared to cash used by financing activities of $326 million during the same period in the prior year. The increase in cash from financing activities was primarily due to funding associated with the acquisition of our global intermodal logistics operation.
30 Brookfield Infrastructure Corporation

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and the class B and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit. Ownership of class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
UNITS	September 30, 2023	December 31, 2022
Exchangeable shares	131,799,687	110,567,671
Class B shares	2	2
Class C shares	11,117,660	2,103,677
Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC exchangeable LP units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC exchangeable LP units have the right to require the partnership to purchase BIPC exchangeable LP units and deliver one exchangeable share for each BIPC exchangeable LP unit purchased. During the nine-month period ended September 30, 2023, our company issued 145,865 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the nine-month period ended September 30, 2023, our shareholders exchanged 8,290 exchangeable shares for an equal number of partnership units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B share and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
In September 2023, our company issued 21,094,441 exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued 9,013,983 class C shares to the partnership to partially finance the acquisition.
During the three-month period ended September 30, 2023, our company declared and paid dividends on our exchangeable shares at a rate of $0.3825 per share resulting in total dividends paid of $42 million. Dividends paid on our exchangeable shares are presented as interest expense in our interim financial statements. No dividends were declared on our class B shares or class C shares during the nine-month period ended September 30, 2023.

Q3 2023 Interim Report 31

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799
April 1, 2023 - June 30, 2023	50.09	45.05	17,739,905
July 1, 2023 - September 30, 2023	48.71	39.39	24,196,988

2022
January 1, 2022 - March 31, 2022	55.19	49.53	27,841,548
April 1, 2022 - June 30, 2022	56.64	47.19	24,889,646
July 1, 2022 - September 30, 2022	56.13	48.21	20,945,927
October 1, 2022 - December 31, 2022	50.93	41.18	42,143,333

2021
January 1, 2021 - March 31, 2021	46.31	41.43	30,344,436
April 1, 2021 - June 30, 2021	46.21	42.57	21,809,721
July 1, 2021 - September 30, 2021	48.99	44.84	18,404,493
October 1, 2021 - December 31, 2021	51.33	46.55	23,229,838
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111
April 1, 2023 - June 30, 2023	37.07	33.48	21,498,725
July 1, 2023 - September 30, 2023	36.72	29.16	21,282,609

2022
January 1, 2022 - March 31, 2022	44.15	38.83	28,118,859
April 1, 2022 - June 30, 2022	45.33	36.45	22,001,642
July 1, 2022 - September 30, 2022	43.27	35.70	22,244,550
October 1, 2022 - December 31, 2022	37.95	30.23	31,628,277

2021
January 1, 2021 - March 31, 2021	36.19	32.68	30,614,490
April 1, 2021 - June 30, 2021	37.17	35.11	21,117,951
July 1, 2021 - September 30, 2021	38.65	35.93	21,350,172
October 1, 2021 - December 31, 2021	40.72	37.25	29,160,108
32 Brookfield Infrastructure Corporation

TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Cautionary Statement Regarding Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
Q3 2023 Interim Report 33

RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $15 million and $46 million for the three and nine-month periods ended September 30, 2023, respectively (2022: $16 million and $50 million, respectively) and has been recorded as part of general and administrative expenses in the interim financial statements.
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the three and nine-month periods ended September 30, 2023, revenues of less than $1 million were generated (2022: less than $1 million) and $nil expenses were incurred (2022: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As of September 30, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at September 30, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
34 Brookfield Infrastructure Corporation

BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at September 30, 2023, the balance outstanding on our deposit with Brookfield Infrastructure was $1,033 million (December 31, 2022: $566 million). As at September 30, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (December 31, 2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the three and nine-month periods ended September 30, 2023 was less than $1 million (2022: less than $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three and nine-month periods ended September 30, 2023 was $5 million and $9 million, respectively.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the unaudited interim and condensed consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the three and nine-month periods ended September 30, 2023 was $5 million and $9 million, respectively.
As at September 30, 2023, our company had accounts payable of $288 million (December 31, 2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $303 million (December 31, 2022: $10 million) from subsidiaries of Brookfield Infrastructure. In addition, as at September 30, 2023, our company had accounts receivable of $31 million from subsidiaries and associates of Brookfield (December 31, 2022: $nil).
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
Q3 2023 Interim Report 35

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at September 30, 2023:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$1,010	$5	$2	$2	$8	$1,027
Non-recourse borrowings	1,499	907	2,485	2,879	5,072	12,842
Financial liabilities	74	10	—	—	—	84
Loans payable to Brookfield Infrastructure	26	—	—	—	—	26
Exchangeable and class B shares	3,875	—	—	—	—	3,875
Interest expense:
Non-recourse borrowings	551	518	469	651	1,027	3,216
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units, plus all outstanding third party debt with recourse to a recipient of services under the Master Services Agreement, less all cash held by such entities. The Base Management Fee allocated to our company is estimated to be approximately $60 million per year based on the expense attributable to our company for the three-month period ended September 30, 2023.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.

36 Brookfield Infrastructure Corporation

Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s interim financial statements, which we consider to be critical, are outlined below.
i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at Triton International Limited, for which control was acquired on September 28, 2023. The financial statements of this entity constitute approximately 53% of total assets, 70% of equity (excluding corporate), 0% of revenue and (7%) of net income as of and for the nine-month period ended September 30, 2023.
Q3 2023 Interim Report 37

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking information and forward-looking statements within the meaning of applicable securities laws, including the United States Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with securities regulators in Canada and the United States and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of dividend levels, dividend growth and payout ratios, operating results and margins for our company and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for our company, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on our company resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating businesses, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that our company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within our businesses, our ability to achieve the milestones necessary to deliver the targeted returns, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of our company is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for our company, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
38 Brookfield Infrastructure Corporation